

Contact: Michael McDonald
Senior Vice President and Chief Financial Officer
Telephone: +1 703 478 5845
E-mail: mmcdonald@fairchild.com

THE FAIRCHILD CORPORATION ANNOUNCES MANAGEMENT CHANGE

McLean, Virginia (December 15, 2008) – The Fairchild Corporation (NYSE:FA) announced today that Eric Steiner, its Acting Co-Chief Executive Officer, President and Chief Operating Officer, resigned effective Friday, December 12, 2008. Mr. Steiner indicated that following the recent passing of his father, he intends to primarily focus on family and other investment opportunities. No replacement for Mr. Steiner is expected to be made; however, Mr. Steiner will remain as a Director of the Company. Phillip Sassower, Chairman of the Company, will retain his title of Acting Chief Executive Officer.

About The Fairchild Corporation
The business of Fairchild consists of three segments: PoloExpress, Hein Gericke and Aerospace. Fairchild's PoloExpress and Hein Gericke businesses design and sell motorcycle protective apparel, helmets and a large selection of technical accessories for motorcyclists. Together, Hein Gericke and PoloExpress operate 234 retail shops in Germany, the United Kingdom, Austria, Belgium, France, Italy, Luxembourg, the Netherlands, Switzerland and Turkey. Fairchild's aerospace segment is engaged in the aerospace distribution business which stocks and distributes a wide variety of parts to operators and aerospace companies providing aircraft parts and services to customers worldwide. Additional information is available on The Fairchild Corporation web site (www.fairchild.com).

This news release may contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements, as a result of the risks associated with the Company's business, changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.